Stoecklein Law Group, LLP

Practice Limited to Federal Securities

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June 5, 2014

David Link
Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re:           Blackcraft Cult, Inc.
Current Report on Form 8-K
Filed April 2, 2014
File No. 000-54898

Dear Mr. Link,

This correspondence is in response to your letter dated April 29, 2014 in reference to our filing of the Current Report on Form 8-K filed on April 2, 2014 on behalf of Blackcraft Cult, Inc. (the “Company”), your file number 000-54898.

We have keyed our responses to your comment items in their original numeric order.

Description of Business, page 4

1. We note your limited operating history. Please provide a more detailed discussion of your proposed business plan, including each milestone needed to implement your business plan, the estimated time frame for each milestone and the estimated costs associated with each milestone. Discuss the funding that may be required to undertake your business plan.

Response:  The Company’s current plans include:

a)	Sale of its principle products through its current and operating retail website;
b)	Expansion of its social media network, thus increasing eyes on its retail website and its new mobile application “Blackcraft Zodiac”; and
c)	Facilitation of the increased traffic for the Company’s new app “Blackcraft Zodiac”.

The following description of the Company’s new app was added to the Description of Business:

Mobile Application – Blackcraft Zodiac

We recently created the Blackcraft Zodiac dating app. Unlike Tinder, Grindr, Hinge, and other dating apps, which rely solely on GPS, location-based technology, Blackcraft Zodiac uses the science of astrology to help singles meet their soul mate from the palm of their hand. Blackcraft Zodiac's push technology calls upon the universe to play match-maker and helps individuals find their celestial counterpart within the same building or room. The app is available for download in Google play and will be available in the Apple App Store soon. For more information, visit www.BCZodiac.com.

Blackcraft Cult, Inc.
June 5, 2014

General Business Development, page 4

2. Please provide an expanded description of the development of the Blackcraft business since its formation, including its decision to seek a merger and the purpose of the merger. Also, with a view to disclosure, tell us about the background to the merger including when you began to seek a merger partner and when you commenced negotiations with potential merger partners.

Response:  During January 2014, Mr. Schubenski and Mr. Somers determined that given the current financing environment they were unable to attract sufficient capital to grow their business. As a result, Mr. Schubenski and Mr. Somers determined that it was in BEI’s best interest to pursue becoming a publicly trading entity. Mr. Schubenski and Mr. Somers believed accessing additional capital would immediately enable them to meet current consumer demand as well as expand sales and marketing of Blackcraft reaching an international audience, creating a worldwide-recognized brand.

On March 17, 2014, Mr. Schubenski accepted to serve as a director of the public company. During this time BEI was a creditor to the public company (on January 24, 2014 loaned the public company funds). After the public company’s shareholder meeting on March 17, 2014, Mr. Schubenski and Mr. Somers had a variety of business discussions with the management of the public company (management is an acquaintance of Mr. Schubenski and Mr. Somers). Following their discussions, Mr. Schubenski and Mr. Somers, determined that merging BEI with the public entity in order to become a public entity would be their best option to grow their business. That night the parties began negotiations to merge which continued to the following morning. On March 18, 2014, the public company changed its name to Blackcraft Cult, Inc. and on March 26, 2014, the public company and BEI entered into a Merger Agreement which they closed the following day on March 27, 2014. Mr. Schubenski and Mr. Somers were appointed new management of Blackcraft Cult, Inc., the public company, and bought out the former management’s stock position.

The Company revised its disclosure to expand its description of the development of the Blackcraft business as follows:

Development of the Blackcraft Business

Bobby Schubenski and Jim Somers started with a passionate idea, 40 black t-shirts, a few close friends, and $100 in July 2012. Through their organic, grass roots marketing campaign, Blackcraft’s message and products quickly gained acceptance and spread throughout the music, fashion, and tattoo communities, gaining credibility and admiration across the globe. The sale of 40 t-shirts produced five hundred dollars from which 200 more t-shirts were purchased and sold, and this trend continued. All the profits from each order sale were put back into the business so Blackcraft would grow organically. Up until this point Blackcraft operated from the attic of a friend's house in Orange, California. On January 11, 2013, Mr. Schubenski and Mr. Somers filed a doing business as under the laws of the state of California, as DBA Blackcraft Cult.

After the Blackcraft brand started to gain traction, Blackcraft reached out to people and bands such as Slayer, Deftones, Fall Out Boy, Kesha, Marilyn Manson, Alice Cooper, and AFI. Blackcraft gained significant exposure through this method with band members wearing Blackcraft’s shirts in press photos, on stage, and in magazine articles such as Rolling Stone and Alternative Press. While playing in a band, The Witch Was Right, Mr. Schubenski left to go on tour while Mr. Somers stayed back to fulfill orders and keep Blackcraft going. By the time Mr. Schubenski returned, it was clear that Blackcraft had outgrown the basement and needed a warehouse to fulfill the rapidly growing orders.

Blackcraft Cult, Inc.
June 5, 2014

In March of 2013, with approximately $75,000 in capital, and monthly revenues of over $50,000, Blackcraft leased the first and current warehouse in Orange, California. In addition, the Company also purchased a single-color manual screen printing press. On April 13, 2013, Blackcraft opened their storefront/warehouse in Orange, California.

Through their exposure with the music industry, presence in the tattoo industry, and a huge social media platform carrying approximately 100,000 direct followers on their social media platforms, Blackcraft has created and developed a name and brand recognition and a lifestyle message. Between the social media platforms and the people behind the Company (celebrities, tattoo artists, models, etc.), an estimated 30 million people worldwide have been influenced by not only the image, but more importantly, by the idea of the Company.

On January 13, 2014, Mr. Schubenski and Mr. Somers incorporated Blackcraft Emoji Incorporated (“BEI”), in the state of California. BEI was formed to engage in the business of designing and developing an emoji application for smart phones and other mobile platforms such as tablets. On January 15, 2014, DBA Blackcraft (“DBA”) entered into Contribution Agreement with BEI, whereby DBA contributed 100% of the assets, liabilities and operations of the DBA in exchange for 148,349,497 shares of BEI.

In January 2014, Mr. Schubenski and Mr. Somers determined that given the current financing environment they were unable to attract sufficient capital to grow their business. As a result, Mr. Schubenski and Mr. Somers determined that it was in BEI’s best interest to pursue becoming a publicly trading entity. Mr. Schubenski and Mr. Somers believed accessing additional capital would immediately enable them to meet current consumer demand as well as expand sales and marketing of Blackcraft reaching an international audience, creating a worldwide-recognized brand. After having a variety of business discussions BEI determined that merging with a public entity would be in their best interest to grow the business.

3. Please clarify what proportion of your business is generated from your website and what proportion is from your retail store location. Also address what proportion of your business comes from the sale of your principal products.

Response:  The Company’s website generates approximately 96% of the total sales and 100% of the business comes from the sale of their principal products.

4. Please discuss how and where you source your products and your material supply arrangements including the increased sourcing from manufacturers.

Response:  The Company sources its products from various vendors of which there are no material supply agreements. The Company purchases the blank t-shirts from two vendors and uses a few vendors for printing.

The Company revised its disclosure to add the following information:

Sourcing and Distribution

We source our products from various vendors of which there are no material supply agreements. We purchase blank-shirts from two vendors and use a few vendors for printing.

Blackcraft Cult, Inc.
June 5, 2014

Our merchandise is warehoused and distributed through our store/warehouse located in Orange, California. Merchandise is typically shipped to our internet customers every day using common carriers.

5. Please revise to address how your products are distributed.

Response:  The Company revised its disclosure to add the following information:

Sourcing and Distribution

We source our products from various vendors of which there are no material supply agreements. We purchase blank-shirts from two vendors and use a few vendors for printing.

Our merchandise is warehoused and distributed through our store/warehouse located in Orange, California. Merchandise is typically shipped to our internet customers every day using common carriers.

6. We note your statement that the company’s marketing strategy is to “strategically place, attend, host, promote, and gift both cyberwise and physically around the world.” We note that the company financial statements indicate that there were no advertising costs for the period from inception through December 31, 2013. Please revise your disclosure to clearly indicate that the company did not have any advertising costs from inception through December 31, 2013.

Response:  The Company revised its disclosure to clearly indicate that the Company did not have any advertising costs from inception through December 31, 2013.

7. Please revise to indicate whether the company has any celebrities who promote the company’s products for compensation.

Response:  The Company has revised its disclosure to indicate that the celebrities wearing the Company’s apparel to promote the brand do not receive compensation.

8. Please discuss your intellectual property. To the extent you do not have intellectual property protection add appropriate risk factor disclosure.

Response:  The Company revised its disclosure to include the following Intellectual Property discussion and Risk Factor:

Intellectual Property

In September 2013 we filed a trademark for Blackcraft Cult. In May 2014 we filed a trademark and tradename for Blackcraft Zodiac. Also, an application has been filed and is pending with the United States Patent and Trademark Office for our Blackcraft Zodiac App.

Risk Factor:

If we are not able to protect our intellectual property our ability to capitalize on the value of our brand name may be impaired.

Blackcraft Cult, Inc.
June 5, 2014

Even though we have taken action to establish, register and protect our trademarks and other proprietary rights, we cannot assure you that we will be successful or that others will not imitate our products or infringe upon our intellectual property rights. In addition, we cannot assure that others will not resist or seek to block the sale of our products as infringements of their trademark and proprietary rights.

We are seeking to register our trademarks domestically and internationally. Obstacles may exist that may prevent us from obtaining a trademark for the Blackcraft Cult and Blackcraft Zodiac names or related names. We may not be able to register certain trademarks, purchase the right or obtain a license to use these names or related names on commercially reasonable terms. If we fail to obtain trademark, ownership or license the requisite rights, it would limit our ability to expand. In some jurisdictions, despite successful registration of our trademarks, third parties may allege infringement and bring actions against us. In addition, if our licensees fail to use our intellectual property correctly, the reputation and value associated with our trademarks may be diluted. Furthermore, if we do not demonstrate use of our trademarks, our trademark rights may lapse over time.

9. Please describe your technology systems and tell us why you have not filed your agreements with third party providers who maintain your eCommerce systems as exhibits.

Response:  The Company has not filed the agreements with its eCommerce providers because they believe the agreements are ordinary course of business.

The Company revised its disclosure to add the following Information Technology section:

Information Technology

Our information systems provide for the integration of store, internet, merchandising, distribution, financial and human resources records and data.  We license a full range of software from different vendors such as Big Cartel, Paypal, and Ship Station.  We regularly upgrade existing systems or replace all or part of an existing system with one that we believe is better suited to our business.  In addition, we occasionally implement new technology to support our business.  We plan to purchase and implement several major systems, replacing our merchandising system currently supporting the needs of our businesses.

10. Please revise to address the company's competitive position in the industry and address the principal methods of competition;

Response:  The Company revised its disclosure as follows:

Competition

The apparel and accessory categories within the retail industry in which we operate are highly competitive and are subject to rapidly changing consumer demands and preferences. We compete with numerous retailers for vendors, teenage and young adult customers, suitable store locations and qualified associates and management personnel. We currently compete with street alternative stores located primarily in metropolitan areas; shopping mall-based teenage-focused retailers; big-box discount stores; mail order catalogs and websites; and with numerous potential competitors who may begin or increase efforts to market and sell products competitive with Blackcraft products.  The primary competitive factors in our markets are: brand name recognition, sourcing, product quality, product presentation, product pricing, timeliness of product delivery, store ambiance, customer service and convenience. We expect competition in our markets to increase. Increased competition could have a material adverse effect on our business, results of operations and financial condition.

Blackcraft Cult, Inc.
June 5, 2014

Blackcraft’s originality and millions of followers have created and continue to create a barrier of entry to potential competitors. Being a forerunner in this category of the fashion industry has allowed us to be the first, the original, and most dominate. The unconventional image that is the magnet to attract and to reflect the positive message that is behind the imagery giving individuals hope and strength to achieve their goals. Bobby and Jim’s history and that of the Company has produced millions of followers, not only in the United States but throughout the world. Through Bobby and Jim’s extensive fashion, music and entertainment experience and relationships, the Company has particularly strong knowledge and support assisting in the future growth.

11. Please discuss the effect of existing or probable government regulations on your business, as required by Item 101(h)(4)(ix) of Regulation S-K.

Response:  The Company has revised its disclosure to discuss the government regulations on its business.

Government Regulation

Our services are subject to federal and state consumer protection laws including laws protecting the privacy of consumer information and regulations prohibiting unfair and deceptive trade practices. In particular, under federal and state financial privacy laws and regulations, we must provide notice to consumers of our policies on sharing non-public information with third parties, advance notice of any changes to our policies and, with limited exceptions, we must give consumers the right to prevent sharing of their non-public personal information with unaffiliated third parties. Further, the growth and demand for online commerce could result in more stringent consumer protection laws that impose additional compliance burdens on online companies. These consumer protection laws could result in substantial compliance costs.

New disclosure and reporting requirements, established under existing or new state or federal laws, such as rules regarding requirements to identify the origin and existence of certain "conflict minerals" or regarding the disclosure of abusive labor practices in portions of our supply chain, could increase the cost of doing business, adversely affecting our results of operations.

In many states, there is currently great uncertainty whether or how existing laws governing issues such as property ownership, sales and other taxes, libel and personal privacy apply to the Internet and commercial online services. In addition, new state tax regulations in states where we do not now collect state and local taxes may subject us to the obligation to collect and remit state and local taxes, or subject us to additional state and local sales and income taxes, or to requirements intended to assist states with their tax collection efforts. New legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business or the application of existing laws and regulations to the Internet and commercial online services could result in significant additional taxes on our business. These taxes or tax collection obligations could have an adverse effect on our cash flows and results of operations. Further, there is a possibility that we may be subject to significant fines or other payments for any past failures to comply with these requirements.

12. Please address the suitability and adequacy of your retail location.

Response:  The Company revised its disclosure as follows:

Blackcraft Cult, Inc.
June 5, 2014

Description of Property

We currently maintain our store/warehouse at 1030 N. Main Street, Unit B, Orange, CA 92867. Our monthly rent for this location is $1,200. There are currently no proposed programs for the renovation, improvement or development of the facility we currently use.  We do not believe that we will need to obtain additional space at any time in the foreseeable future, approximately 12 months. Additionally, we do not have any plans for adding retail locations at any time in the foreseeable future, approximately 12 months, as a result of approximately 95% of our sales are through our website.

Available Information, page 7

13. We do not understand your reference to the capstonefinancialgroupinc. Please revise as appropriate.

Response:  The reference to capstonefinancialgroupinc was an inadvertent error. The Company has revised its disclosure to delete that reference and add www.blackcraftcult.com.

Management’s Discussion and Analysis…, page 17

14. The Management’s Discussion and Analysis section is one of the most critical aspects of your disclosure. As such, we request that you revise this section to provide a detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to your future revenues, financial position, liquidity, plan of operations, and results of operations, to the extent known and foreseeable. To assist you in this regard, please refer to the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm. This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources, and critical accounting.

Response:  The Company revised its disclosure to enhance its disclosure:

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION

This Management’s Discussion and Analysis is intended to provide additional understanding about the Company and its planned operations as a specialty retailer of apparel, accessories, and gift items for men and women.

OVERVIEW AND OUTLOOK

Background

On March 26, 2014, Blackcraft Cult, Inc., formerly Merculite Distribution, Inc., entered into a reverse triangular merger for the acquisition of 100% of ownership of Blackcraft Emoji Incorporated, a California corporation (“BEI”). Effective March 27, 2014, we completed the acquisition of BEI. As a result of acquiring BEI, our entire operations are currently based upon the operations of the assets acquired.

Blackcraft Cult, Inc.
June 5, 2014

Our Operations

Blackcraft Cult, Inc. is a specialty online retailer of apparel, accessories, and gift items for men and women. Blackcraft is a lifestyle brand rooted in the ideal of self-realization being superior to religious indoctrination and other society enforced norms. The brand is darker in nature but positive in message. Our product line consists of a variety of clothing and accessories including T-shirts, sweatshirts, tank-top shirts, crewneck pullovers, women's leggings and crop tops, beanies, hats, patches, cell phone cases, candles, and coffee. We sell these products through our Internet website located at www.blackcraftcult.com (“Website”).  Consumers are able to access and purchase our products 24 hours a day from the convenience of a computer, Internet-enabled mobile telephone or other Internet-enabled devices. A significant portion of our sales are to customers located in the United States. During the year ended December 31, 2013 no single customer accounted for more than 1% of our total net revenue.

Our business includes sales made to individual consumers, which are fulfilled from our warehouse in Orange, California. During the year ended December 31, 2013, we fulfilled approximately 95% of our order volume through our warehouse, which generally ships between 80 and 100 packages per day.

We require verification of receipt of payment, or authorization from credit card or other payment vendors whose services we offer to our customers (such as PayPal and BillMeLater), before we ship products to consumers.

RESULTS OF OPERATIONS

As a result of our recent acquisitions and change in the business and operations, a discussion of the past financial results of the Company is not pertinent and the financial results of BEI, the accounting acquirer, are considered the financial results of the Company on a going-forward basis.

Results of Operations for the Year Ended December 31, 2013

Revenues.  In the year ended December 31, 2013, we generated $1,367,106 in revenue.

Cost of Sales.  Cost of sales for the year ended December 31, 2013 was $540,651.

Gross Profit.  Gross profit for the year ended December 31, 2013 was $826,455.

Expenses.  Operating expenses totaled $397,526 during the year ended December 31, 2013. Our expenses primarily consisted of general and administrative of $222,098, executive compensation of $175,000 and depreciation of $428.

Net Income.  In the year ended December 31, 2013, we generated a net income of $428,929.

Seasonality of Business and Quarterly Results

Our business varies with general seasonal trends that are characteristic of the retail and apparel industries. As a result, we generate a higher percentage of our annual net sales and profitability in the fourth quarter of our fiscal year, which includes the holiday selling season, compared to other quarters of our fiscal year. If for any reason our sales were below seasonal norms during the fourth quarter of our fiscal year, our annual operating results would be negatively impacted. Because of the seasonality of our business, results for any quarter are not necessarily indicative of results that may be achieved for a full fiscal year.

Blackcraft Cult, Inc.
June 5, 2014

Liquidity and Capital Resources

As of December 31, 2013, we had $78,059 in cash, $691 in accounts receivable and $76,153 in inventory. The following table provides detailed information about our net cash flow for the year ended December 31, 2013.

In summary, our cash flows were as follows:

Fiscal Year Ended December 31,
2013
Net cash provided by operating activities	$364,477
Net cash used in investing activities	$(4,356)
Net cash used in financing activities	$(282,062)
Net increase in Cash	$78,059
Cash, beginning of year	$-
Cash, end of year	$78,059

Operating activities.  Net cash provided by operating activities was $364,477 for the year ended December 31, 2013.

Investing activities.  Net cash used in investing activities was $4,356 for the year ended December 31, 2013.

Financing activities.  Net cash used in financing activities for the year ended December 31, 2013 was $282,062.

Current and Future Sources of Liquidity

Our principal sources of liquidity are cash flows generated from operations, and our existing cash and cash equivalents. At December 31, 2013, we had cash and cash equivalents of $78,059.

We believe that the cash and cash equivalents currently on hand and expected cash flows from future operations will be sufficient to continue operations for at least the next twelve months. We expect that continued focus on acquiring new customers will enable us to increase profitable revenues and continue to generate cash flows from operating activities.

If we do not generate sufficient cash from operations, face unanticipated cash needs or do not otherwise have sufficient cash, we have the ability to reduce certain expenses depending on the level of business operation.

Based on current expectations, we believe that our existing cash of $78,059 as of December 31, 2013 and our net cash provided by operating activities and other potential sources of cash will be sufficient to meet our cash requirements. Our ability to meet these requirements will depend on our ability to generate cash in the future, which is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

Blackcraft Cult, Inc.
June 5, 2014

We expect to use our cash to invest in our core business, including new product innovations, advertising and marketing. Other than normal operating expenses, cash requirements for fiscal 2014 are expected to consist primarily of capital expenditures and additional investments in advertising and marketing efforts.
If our own financial resources and current cash-flows from operations are insufficient to satisfy our capital requirements, we anticipate obtaining additional financing to fund operations through common stock offerings, to the extent available, to augment our working capital. In the future we need to generate sufficient revenues in order to eliminate or reduce the need to sell additional stock. Our failure to generate sufficient revenues or profits or to obtain additional financing or raise additional capital could have a material adverse effect on our operations and on our ability to achieve our intended business objectives. Any projections of future cash needs and cash flows are subject to substantial uncertainty.

Operation Plan

Our current overall business plan is to expand and grow our Blackcraft brand and increase revenues. Our business strategy and setting future milestones is subject to availability of sufficient capital.

Without sufficient cash flow from operations we will require additional cash resources, including the sale of equity or debt securities, to meet our planned capital expenditures and working capital requirements for the next 12 months. We will require additional cash resources due to changed business conditions, implementation of our strategy to successfully expand our operations. If our own financial resources and then current cash-flows from operations are insufficient to satisfy our capital requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities will result in dilution to our stockholders. The incurrence of indebtedness will result in increased debt service obligations and could require us to agree to operating and financial covenants that could restrict our operations or modify our plans to grow the business. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, will limit our ability to expand our business operations and could harm our overall business prospects.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities in the consolidated financial statements and accompanying notes. The Securities and Exchange Commission ("SEC") has defined a company's critical accounting policies as the ones that are most important to the portrayal of the company's financial condition and results of operations, and which require the company to make its most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based on this definition, we have identified the critical accounting policies, estimates and judgments addressed below. We also have other key accounting policies, which involve the use of estimates, judgments, and assumptions that are significant to understanding our results. For additional information, see Note 1 Summary of Significant Accounting Policies in our Notes to Financial Statements. Although we believe that our estimates, assumptions, and judgments are reasonable, they are based upon information presently available. Actual results may differ significantly from these estimates. Our critical accounting policies are as follows:

Blackcraft Cult, Inc.
June 5, 2014

Revenue Recognition

We derive our revenue from merchandise sales. Revenue is recognized when the following revenue recognition criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the selling price or fee revenue earned is fixed or determinable; and (4) collection of the resulting receivable is reasonably assured. We record revenue from the sale of merchandise upon shipment or delivery of the products to the customer.  We also record the shipping income when the products are sent to the customer.

Sales returns and allowances

We have a 14 day return/exchange policy and is accepted for items that are in a like new condition.  The return postage is the responsibility of the customer except for those items which are the result of the Company’s improper filling of the order.

Sales tax

Amounts collected from customers for sales tax are recorded on a net basis.

Advertising costs

Advertising costs are anticipated to be expensed as incurred; however there were no advertising costs included in general and administrative expenses for the period from Inception (January 11, 2013) to December 31, 2013.

Income taxes

For the period from Inception (January 11, 2013) to December 31, 2013, the Company was treated as a sole proprietorship for federal income tax purposes and did not incur income taxes. Instead, our earnings and losses were allocated to and reported on the individual returns of the owner’s tax return. Accordingly, no provision for income tax was included in the financial statements.

Fair value of financial instruments

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2013. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, prepaid expenses and accounts payable. Fair values were assumed to approximate carrying values for cash and payables because they are short term in nature and their carrying amounts approximate fair values or they are payable on demand.

Level 1: The preferred inputs to valuation efforts are “quoted prices in active markets for identical assets or liabilities,” with the caveat that the reporting entity must have access to that market.  Information at this level is based on direct observations of transactions involving the same assets and liabilities, not assumptions, and thus offers superior reliability. However, relatively few items, especially physical assets, actually trade in active markets.

Blackcraft Cult, Inc.
June 5, 2014

Level 2: FASB acknowledged that active markets for identical assets and liabilities are relatively uncommon and, even when they do exist, they may be too thin to provide reliable information. To deal with this shortage of direct data, the board provided a second level of inputs that can be applied in three situations.

Level 3: If inputs from levels 1 and 2 are not available, FASB acknowledges that fair value measures of many assets and liabilities are less precise. The board describes Level 3 inputs as “unobservable,” and limits their use by saying they “shall be used to measure fair value to the extent that observable inputs are not available.” This category allows “for situations in which there is little, if any, market activity for the asset or liability at the measurement date”. Earlier in the standard, FASB explains that “observable inputs” are gathered from sources other than the reporting company and that they are expected to reflect assumptions made by market participants.

Recent pronouncements

The Company has evaluated recent accounting pronouncements through the filing date and believes that none of them will have a material effect on the Company’s financial statements.

Inflation

We do not believe that inflation has had a material adverse effect on our net sales or results of operations in the past. However, we cannot assure that our business will not be affected by inflation in the future.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Liquidity and Capital Resources, page 18

15. Please provide a discussion of your liquidity that addresses your liquidity requirements, in quantified terms, on both a short-term (12 months) and long-term basis. Your discussion should disclose how you plan to address your immediate funding needs and the funds necessary to achieve your business plan. Refer to Instruction 5 of Item 303(a) of Regulation S-K and footnote 43 in Securities Act Release No. 33-8350 for guidance. We note the references to your substantial capital expenditure and working capital needs on page 13 and your revolving credit line on page 37.

Response:  The Company has revised its disclosure to provide a discussion of its liquidity requirements as follows:

Current and Future Sources of Liquidity

Our principal sources of liquidity are cash flows generated from operations, and our existing cash and cash equivalents. At December 31, 2013, we had cash and cash equivalents of $78,059.

Blackcraft Cult, Inc.
June 5, 2014

We believe that the cash and cash equivalents currently on hand and expected cash flows from future operations will be sufficient to continue operations for at least the next twelve months. We expect that continued focus on acquiring new customers will enable us to increase profitable revenues and continue to generate cash flows from operating activities.

If we do not generate sufficient cash from operations, face unanticipated cash needs or do not otherwise have sufficient cash, we have the ability to reduce certain expenses depending on the level of business operation.

Based on current expectations, we believe that our existing cash of $78,059 as of December 31, 2013 and our net cash provided by operating activities and other potential sources of cash will be sufficient to meet our cash requirements. Our ability to meet these requirements will depend on our ability to generate cash in the future, which is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

We expect to use our cash to invest in our core business, including new product innovations, advertising and marketing. Other than normal operating expenses, cash requirements for fiscal 2014 are expected to consist primarily of additional investments in advertising and marketing efforts.

If our own financial resources and current cash-flows from operations are insufficient to satisfy our capital requirements, we anticipate obtaining additional financing to fund operations through common stock offerings, to the extent available, to augment our working capital. In the future we need to generate sufficient revenues in order to eliminate or reduce the need to sell additional stock. Our failure to generate sufficient revenues or profits or to obtain additional financing or raise additional capital could have a material adverse effect on our operations and on our ability to achieve our intended business objectives. Any projections of future cash needs and cash flows are subject to substantial uncertainty.

Security Ownership of Certain Beneficial Owners and Management, page 18

16. We note that the company states “the following table presents information, to the best of our knowledge, about the beneficial ownership of our common stock ….” It appears that the company has direct knowledge of the beneficial ownership of securities held by Robert Schubenski and James Somers. Please revise to delete your qualification “to the best of our knowledge” from the introductory paragraph.

Response:  The company has revised its disclosure to delete “to the best of our knowledge” from the introductory paragraph.

Directors, Executive Officers and Corporate Governance, page 19

17. Please provide the complete five years business experience for Mr. Schubenski and Mr. Somers, including beginning and ending dates with month and year of employment for each position listed.

Response:  The Company has revised its disclosure to provide the complete five years experience for Mr. Schubenski and Mr. Somers, including beginning and ending dates with month and year of employment for eacy position listed as follows:

Blackcraft Cult, Inc.
June 5, 2014

Robert Schubenski, Age 25, Chief Executive Officer, Secretary, Treasurer and a Director:

Mr. Schubenski is co-founder of the Blackcraft Cult brand, which started with a passionate idea, 40 black T-shirts, a few close friends and $100 in 2012. In January of 2013, Mr. Schubenski, as a sole proprietorship filed a doing business as Blackcraft Cult under the laws of the State of California (“DBA Blackcraft Cult”). The brand has transcended into a lifestyle apparel company we currently see today. Through their organic, grass roots marketing campaign, Blackcraft’s message and products quickly gained acceptance and spread throughout the music, fashion, and tattoo communities, gaining credibility and admiration across the globe. The sale of 40 t-shirts produced five hundred dollars from which 200 more t-shirts were purchased and sold, and this trend continued. All the profits from each order sale were put back into the business so the Company would grow organically. Up until this point the Company operated from the attic of a friend's house in Orange, California. After the brand started to gain traction, Blackcraft reached out to people and bands such as Slayer, Deftones, Fall Out Boy, Kesha, Marilyn Manson, Alice Cooper, and AFI. The Company gained significant exposure through this method with band members wearing Blackcraft’s shirts in press photos, on stage, and in magazine articles such as Rolling Stone and Alternative Press. Still playing in a band, The Witch Was Right, Mr. Schubenski left to go on tour while the other co-founder of Blackcraft, Jim Somers, stayed back to fulfill orders and keep the Company going. By the time Mr. Schubenski returned, it was clear that the Company had outgrown the basement and needed a warehouse to fulfill the rapidly growing orders. Mr. Schubenski is also the co-founder of Blackcraft Emoji Incorporated, incorporated in January 13, 2014. Between the year 2006 and the formation of Blackcraft Cult, Mr. Schubenski worked on his individual ideas and images that were sold throughout the world while promoting merchandise for various rock bands.

Because of Mr. Schubenski’s creativity, his knowledge and experience in successfully launching Blackcraft’s clothing line, he provides our board with valuable expertise.

James Somers, Age 34, President, and a Director:

Mr. Somers is co-founder of the Blackcraft Cult brand along with Mr. Schubenski. Mr. Somers is also a co-founder of Blackcraft Emoji Incorporated, incorporated in January 13, 2014. Between March 2010 and December 2011, Mr. Somers was the Marketing Director Sales Manager of Aqua – Vi Clothing Company. Between January 2008 and August 2009, Mr. Somers worked for To Die For Clothing – Warehouse. In August 2009, Mr. Somers was the Marketing Director for To Die For Clothing. In February 2009 he also worked for Obey Clothing Warehouse.

Because of Mr. Somers’ creativity, significant retail knowledge and experience in successfully launching Blackcraft’s clothing line, he provides our board with valuable retail industry expertise.

While our current directors do not have the experience in serving on a public company board, we feel they are the best choice because they have the vision and can lead the Company in the right direction.

18. Please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each of your directors should serve as a director, as required by Item 401(e)(1) of Regulation S-K.

Blackcraft Cult, Inc.
June 5, 2014

Response:  See Response to Comment 17 above.

Involvement in Certain Legal Proceedings, page 20

19. We note that the company states “to the best of our knowledge, none of our directors or executive officers has ….” It appears that the company has direct knowledge of the legal actions involving the directors and executive officers of the company. Please revise to delete your qualification “to the best of our knowledge” from the introductory paragraph. Also the involvement in certain legal proceedings section should cover events that occurred during the past ten years.

Response:  The Company revised its disclosure to delete “to the best of our knowledge” from the introductory paragraph. Also, the Company revised the disclosure to cover the events that occurred during the past ten years.

Executive Compensation, page 21

20. Please revise to address whether any compensation was awarded to, earned by, or paid to Robert Schubenski or James Somers for their Blackcraft Cult activities for the fiscal year ended December 31, 2013. Additionally address whether Robert Schubenski or James Somers received any compensation as directors.

Response:  The Company revised its Executive Compensation section to add the following:

During the year ended December 31, 2013, our current chief executive officer, Robert Schubenski, received an annual salary of $175,000.

During the year ended December 31, 2013, our current president, James Somers, did not receive any compensation for his role as an officer of the Company.

During the year ended December 31, 2013, our current directors, Robert Schubenski and James Somers, did not receive any compensation for serving as directors of the Company.

Transactions with Related Persons, page 22

21. Please tell us why your disclosure in this section does not appear to address all material related party transactions since the beginning of your last fiscal year. We note, for example, the $400,000 credit line referenced in Note 5 to the Notes on Financial Statements on page 37.

Response:  The Company has revised its disclosure to add the missing related party transactions as follows:

On April 18, 2013, we executed a debt conversion agreement with our former officer and director, Steve Subick, to convert the outstanding balance owed by the Company of $11,837.44 through the line of credit executed on July 1, 2012 for up to $20,000, to 118,375 shares of our restricted common stock.

Blackcraft Cult, Inc.
June 5, 2014

On January 24, 2014, we entered into a revolving credit line with BEI for up to $400,000. The unsecured line of credit bears interest at 2% per annum with principal and interest due on January 24, 2016. During the month ended January 31, 2014, BEI loaned a total of $124,000 to the Company. BEI is owned and controlled by the officers and directors of the Company. As a result of the Company acquiring BEI, the balance of the loan and any interest will be recorded to additional paid-in capital in the first quarter ended March 31, 2014 financial statements.

On March 27, 2014, we issued 148,970,510 shares of our restricted common stock (post 66.666 forward split) in connection with the consummation of the merger with BEI. In exchange, we acquired 100% of the outstanding common stock of BEI.

22. Clarify the relationships between the related parties and BEI prior to the merger. We note your disclosure in the second sentence of this section that BEI is owned and controlled by officers and directors of the Company.

Response:  In this section the related parties are the Company, Blackcraft Cult, Inc., and its subsidiary, Blackcraft Emoji Incorporated (“BEI”). Currently, the officers and directors of the Company, Mr. Schubenski and Mr. Somers, own and control BEI.

Prior to the merger, in January 2014, the Company entered into a revolving credit line with BEI for up to $400,000. The Company received $124,000 as a draw against the line of credit. As a result of the Company acquiring BEI, the balance of the loan and any interest was recorded to additional paid-in capital in the first quarter ended March 31, 2014 financial statements.

23. Please file related party agreements as exhibits.

Response:  The Company does not have any related party agreements in place at this time.

Promoters and Certain Control Persons, page 22

24. Please provide the disclosure required by Item 404(c) of Regulation S-K regarding your promoters, or advise.

Response:  The Company revised its disclosure to include the following:

Promoters and Certain Control Persons

We did not have any promoters at any time since inception in April 2011.

25. We note that the last two paragraphs in this section appear duplicative. There are also two paragraphs in the Change of Control section on page 5 and Change in Control of Registrant on page 26 that appear duplicative. Please revise or advise as appropriate.

Response:  The last two paragraphs are similar but not duplicate. One is in reference to Mr. Schubenski and the other is in reference to Mr. Somers. They both acquired the same amount of stock in private transactions.

Unregistered Sales of Equity Securities, page 26

Blackcraft Cult, Inc.
June 5, 2014

26. We note that you appear to be relying upon Section 4(2) of the Securities Act for the issuance of your shares in the merger. Please state the facts relied upon to make the claimed exemption available.

Response:  The Company revised its disclosure as follows:

We made each of the aforementioned common stock issuances in reliance upon the exemption from registration under Section 4(2) of the Securities Act for private offerings not involving a public distribution. We believe that the issuance and sale of the above securities were exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2). The securities were issued directly by us and did not involve a public offering or general solicitation. The recipients of the securities were afforded an opportunity for effective access to files and records of our company that contained the relevant information needed to make their investment decision, including our financial statements and 34 Act reports. We reasonably believed that the recipients, immediately prior to issuing the securities, had such knowledge and experience in our financial and business matters that they were capable of evaluating the merits and risks of their investment. The recipients had the opportunity to speak with our management on several occasions prior to their investment decision. There were no commissions paid on the issuance and sale of the shares.

Audited Financial Statements of DBA Blackcraft Cult, page 29

Notes to Financial Statements
Note 1. Summary of Significant Accounting Polices
Revenue Recognition, page 35

27. Please tell us and revise your disclosure to include your accounting policy for taxes collected from customers and remitted to governmental authorities.

Response:  The Company revised its disclosure to include the following:

Sales tax
Amounts collected from customers for sales tax are recorded on a net basis.

Sales returns and allowances, page 35

28. We note the Company has a 14 day return policy. Please tell us if you estimate a provision for sales returns and allowances.

Response:  Yes, the Company estimates a provision for sales returns and allowances. Historically, sales returns have been less than 1% of the total sales.

Note 5. Subsequent Events, page 37

29. Please ensure that the number of shares to be issued pursuant to the Merger Agreement is consistent throughout the document 2,234,280 vs 2,234,580.

Blackcraft Cult, Inc.
June 5, 2014

Response:  The Company has ensured that the number of shares to be issued pursuant to the Merger Agreement is 2,234,580 throughout the document.

Unaudited Pro Forma Combined Financial Information, page 38

Pro Forma Balance Sheet, page 38

30. Please present the January 2014 transactions that occurred between DBA Blackcraft Cult and BEI (i.e., the initial capitalization of BEI, the merger of the two entities, and the sale of common stock for cash) in the pro forma balance sheet to provide a clear presentation of the recapitalization that occurred before the merger with MRCD.

Response:  The Company revised its pro forma balance sheet to provide a clear presentation of the recapitalization that occurred before the merger with MRCD.

31. In a reverse recapitalization involving a shell company and an operating company, typically only the retained earnings balance of the operating company is carried forward. All other equity accounts of the operating company and the retained earnings of the shell company should be transferred to Additional Paid-in Capital. For this transaction, the retained earnings of BEI/DBA Blackcraft Cult must be transferred to Additional Paid-in Capital in connection with the transition from a nontaxable entity to a taxable entity. Please refer to SAB Topic 4.B and revise.

Response:  The Company made your suggested changes to the pro forma balance sheet. See revised pro forma balance sheet in response to comment 30 above.

Pro Forma Statement of Operations, page 39

32. Please revise your pro forma statement of operations to provide pro forma earnings per share. Include the pro forma effect of being a taxable entity for the year.

Response:  The Company revised its pro forma statement of operations to provide pro forma earning per share and to include the pro forma effect of being a taxable entity for the year.

Note 2. Pro Forma Adjustments, page 40

33. Please clearly label all pro forma adjustments and provide a corresponding narrative to describe the nature of the adjustment so that readers can clearly understand the pro forma financial statements. If any individual amount of adjustment aggregates or nets multiple items, please provide the individual items and explanation of each item in a note.

Response:  The Company revised the Pro Forma Adjustments foonote as follows:

The pro-forma adjustments included in the unaudited financial statements are as follows:

(1)	Net effect of the elimination of all of the assets, liabilities and operations of MRCD and BEI.
(2)	Equity transactions on BEI prior to the reverse merger including issuance of 1,000 shares, 148,349,497 shares for acquisition for DBA Blackcraft Cult and 620,000 shares for cash.

Blackcraft Cult, Inc.
June 5, 2014

(3)	Recapitalization due to reverse merger of MRCD, BEI and DBA.
(4)	Forward stock split of 66.666 to 1.

In connection with the response to your comments, Blackcraft Cult, Inc. acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff Comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions, please do not hesitate to contact me at 619-704-1310.

/s/ Donald J. Stoecklein
Stoecklein Law Group, LLP